                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                SIDERCA S.A.I.C.
                         TUBOS DE ACERO DE MEXICO, S.A.
                       (Name of Subject Company (Issuer))

                                  TENARIS S.A.
                        (Name of Filing Person (Offeror))

                        SIDERCA CLASS A ORDINARY SHARES,
                        NOMINAL VALUE ARP 1.00 PER SHARE
                                       AND
                       SIDERCA AMERICAN DEPOSITARY SHARES
                 (EACH REPRESENTING 10 CLASS A ORDINARY SHARES)
                                       AND
             TUBOS DE ACERO DE MEXICO, S.A. ("TAMSA") COMMON SHARES,
                                  NO PAR VALUE
                                       AND
                        TAMSA AMERICAN DEPOSITARY SHARES
                      (EACH REPRESENTING 5 ORDINARY SHARES)
                         (Title of Class of Securities)

                  SIDERCA AMERICAN DEPOSITARY SHARES: 825863103
                   TAMSA AMERICAN DEPOSITARY SHARES: 898592506
                      (CUSIP Number of Class of Securities)

                                 GIOVANNI GALLO
                                  TECHINT INC.
                          420 FIFTH AVENUE, 18TH FLOOR
                            NEW YORK, NEW YORK 10018
                                 (212) 376-6500
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             SERGIO J. GALVIS, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                          NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

 ------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE

Transaction Valuation(1)                          Amount of Filing Fee(2)
USD502,315,916.42                                 USD46,213.06

----------

(1) For purposes of calculating fee only. This amount is based upon (a) the total estimated number of Class A ordinary shares of Siderca to be cancelled in the transaction based on the average of the high and low prices per share reported on the Buenos Aires Stock Exchange on September 12, 2002; (b) the total estimated number of ADSs of Siderca to be cancelled in the transaction based on the average of the high and low prices per ADS reported on the New York Stock Exchange, or NYSE, on September 12, 2002; (c) the total estimated number of common shares of Tamsa to be cancelled in the transaction based on the average of the high and low prices per share reported on the Mexican Stock Exchange on September 12, 2002; and (d) the total estimated number of ADSs of Tamsa to be cancelled in the transaction based on the average of the high and low prices per ADS reported on the American Stock Exchange on September 12, 2002.

(2)   Calculated as .000092 of the Transaction Valuation.

 ------------------------------------------------------------------------------

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: USD46,510.94
      Form or Registration No.: 333-99769
      Filing Party: Tenaris S.A.
      Date Filed: September 18, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.
      [ ] issuer tender offer subject to Rule 13e-4.
      [ ] going-private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Tender Offer Statement on Schedule TO is filed by Tenaris S.A., a corporation organized under the laws of the Grand Duchy of Luxembourg. This Schedule TO relates to an exchange offer by Tenaris to exchange its ordinary shares ("Tenaris shares"), par value USD1.00 per share, and its American Depositary Shares ("ADSs") each representing 10 Tenaris ordinary shares, for Class A ordinary shares ("Siderca shares") nominal value ARP1.00 per share, of Siderca S.A.I.C., a corporation organized under the laws of the Republic of Argentina, and Siderca ADSs (each representing 10 Siderca shares), and ordinary shares ("Tamsa shares"), having no par value, of Tubos de Acero de Mexico S.A. ("Tamsa"), a corporation organized under the laws of the United Mexican States, and Tamsa ADSs (each representing 5 Tamsa shares), at an exchange ratio of (a) one Tenaris share for every 1.0933 Siderca shares, (b) one Tenaris ADS for every
      1.0933 Siderca ADSs, (c) one Tenaris share for every 0.9452 Tamsa shares and (d) one Tenaris ADS for every 1.8904 Tamsa ADSs, upon the terms and subject to the conditions set forth in the prospectus, dated November 8, 2002 (the "Prospectus"), and the related Siderca form of acceptance, Siderca ADS letter of transmittal, Tamsa form of acceptance and Tamsa ADS letter of transmittal, all of which were mailed to investors and copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(3), (a)(6) and
      (a)(8), respectively. In addition to the offer for Siderca and Tamsa securities to which this Schedule TO relates, Tenaris is offering to exchange one Tenaris share for every 12.0267 ordinary shares, nominal value E0.16 per share, of Dalmine S.p.A.

ITEM 1.  SUMMARY TERM SHEET.

      The information set forth in the Prospectus is hereby expressly incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

      The information set forth in the Prospectus is hereby expressly incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

      The information set forth in the Prospectus is hereby expressly incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

      The information set forth in the Prospectus is hereby expressly incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      The information set forth in the Prospectus is hereby expressly incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

      The information set forth in the Prospectus is hereby expressly incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Prospectus is hereby expressly incorporated herein by reference.

      (b) AND (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The information set forth in the Prospectus is hereby expressly incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED COMPENSATED OR USED.

      The information set forth in the Prospectus is hereby expressly incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

      The information set forth in the Prospectus is hereby expressly incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

      The information set forth in the Prospectus is hereby expressly incorporated herein by reference.

ITEM 12. EXHIBITS.

      (a)(1)      Prospectus mailed to investors, dated November 8, 2002

      (a)(2)      Siderca Form of Acceptance (English translation)

      (a)(3)      Siderca ADS Letter of Transmittal

      (a)(4) Siderca ADS Letter to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Their Clients

      (a)(5) Siderca ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

      (a)(6)      Tamsa Form of Acceptance (English translation)

      (a)(7) Tamsa Shareholder Letter of Instructions to Custodian (English translation)

      (a)(8)      Tamsa ADS Letter of Transmittal

      (a)(9) Tamsa ADS Letter to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Their Clients

      (a)(10) Tamsa ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

      (a)(11) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

      (a)(12) Text of press release announcing commencement of the exchange offer, dated November 11, 2002

      (a)(13) Text of press release announcing that Tenaris will seek approvals for listing of its shares and an offer to exchange Tenaris shares for shares of Siderca, Tamsa and Dalmine, dated September 13, 2002 (previously filed under Rule 425 under the Securities Act of 1933, as amended)

      (a)(14) Presentation to Investors, dated October 24, 2002 (previously filed under Rule 425 under the Securities Act of 1933, as amended)

      (a)(15) Text of press release announcing that Tenaris will launch an exchange offer and list its shares on stock exchanges in Milan, New York, Buenos Aires and Mexico City, dated October 24, 2002 (previously filed under Rule 425 under the Securities Act of 1933, as amended) (English translation)

      (a)(16) Summary newspaper advertisement, dated November 12, 2002, published in the Wall Street Journal

      (b)         Not applicable

      (d)         Not applicable

      (g)         Not applicable

      (h)(1) Opinion of Sullivan & Cromwell as to certain tax matters (previously filed with the Commission as part of Amendment No.3 to Tenaris's Registration Statement on Form F-4 (File No. 333-99769))

      (h)(2) Opinion of Arendt & Medernach as to certain Luxembourg tax matters (previously filed with the Commission as part of Amendment No.3 to Tenaris's Registration Statement on Form F-4 (File No. 333-99769))

      (h)(3) Opinion of Bruchou, Fernandez Madero, Lombardi y Mitrani as to certain Argentine tax matters (previously filed with the Commission as part of Amendment No.3 to Tenaris's Registration Statement on Form F-4 (File No. 333-99769))

      (h)(4) Opinion of Chevez, Ruiz, Zamarripa y Cia. S.C. as to certain Mexican tax matters (previously filed with the Commission as part of Amendment No.3 to Tenaris's Registration Statement on Form F-4 (File No. 333-99769))

      (h)(5) Opinion of KPMG S.p.A. as to certain Italian tax matters (previously filed with the Commission as part of Amendment No.3 to Tenaris's Registration Statement on Form F-4 (File No. 333-99769))

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not   applicable.

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

                                           /s/ Fernando Mantilla
                                          --------------------------------------
                                          Name:      Fernando Mantilla
                                          Title:     Director

Date:  November 8, 2002

                                INDEX TO EXHIBITS

      EXHIBIT                  DESCRIPTION
      -------                  -----------

      (a)(1)      Prospectus mailed to investors, dated November 8, 2002

      (a)(2)      Siderca Form of Acceptance (English translation)

      (a)(3)      Siderca ADS Letter of Transmittal

      (a)(4)      Siderca ADS Letter to be Used by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees to Their Clients

      (a)(5)      Siderca ADS Letter to Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees

      (a)(6)      Tamsa Form of Acceptance (English translation)

      (a)(7) Tamsa Shareholder Letter of Instructions to Custodian (English translation)

      (a)(8)      Tamsa ADS Letter of Transmittal

      (a)(9)      Tamsa ADS Letter to be Used by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees to Their Clients

      (a)(10)     Tamsa ADS Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees

      (a)(11) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

      (a)(12) Text of press release announcing commencement of the exchange offer, dated November 11, 2002

      (a)(13) Text of press Release announcing that Tenaris will seek approvals for listing of its shares and an offer to exchange
                  Tenaris shares for shares of Siderca, Tamsa and Dalmine, dated
                  September 13, 2002 (previously filed under Rule 425 under the
                  Securities Act of 1933, as amended)

      (a)(14) Presentation to Investors, dated October 24, 2002 (previously filed under Rule 425 under the Securities Act of 1933, as amended)

      (a)(15) Text of press Release announcing that Tenaris will launch an exchange offer and list its shares on stock exchanges in Milan, New York, Buenos Aires and Mexico City, dated October
                  24, 2002 (previously filed under Rule 425 under the Securities
                  Act of 1933, as amended) (English translation)

      (a)(16) Summary newspaper advertisement, dated November 12, 2002, published in the Wall Street Journal

      (h)(1)      Opinion of Sullivan & Cromwell as to certain tax matters
                  (previously filed with the Commission as part of Amendment
                  No.3 to Tenaris's Registration Statement on Form F-4 (File No.
                  333-99769))

      (h)(2) Opinion of Arendt & Medernach as to certain Luxembourg tax matters (previously filed with the Commission as part of Amendment No.3 to Tenaris's Registration Statement on Form F-4
                  (File No. 333-99769))

      (h)(3) Opinion of Bruchou, Fernandez Madero, Lombardi y Mitrani as to certain Argentine tax matters (previously filed with the Commission as part of Amendment No.3 to Tenaris's Registration
                  Statement on Form F-4 (File No. 333-99769))

      (h)(4)      Opinion of Chevez, Ruiz, Zamarripa y Cia. S.C. as to certain
                  Mexican tax matters (previously filed with the Commission as part of Amendment No.3 to Tenaris's Registration Statement on
                  Form F-4 (File No. 333-99769))

      (h)(5)      Opinion of KPMG S.p.A. as to certain Italian tax matters
                  (previously filed with the Commission as part of Amendment
                  No.3 to Tenaris's Registration Statement on Form F-4 (File No.
                  333-99769))